HOME INNS & HOTELS MANAGEMENT INC.

No. 124 Caobao Road

Xuhui District

Shanghai 200235

People’s Republic of China

July 19, 2012

VIA EDGAR

Kevin Woody, Accounting Branch Chief

Mark Rakip, Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Home Inns & Hotel Management Inc. (the “Company”)

Form 20-F for fiscal year ended December 31, 2011

Filed April 24, 2012

File No. 1-33082

Dear Mr. Woody and Mr. Rakip:

This letter sets forth the Company’s responses to the comments contained in the letter dated June 15, 2012 from the staff of the Securities and Exchange Commission (the “Staff”) regarding the Company’s 2011 Form 20-F. The comments are repeated below and followed by the responses thereto.

General

1.	We note your acquisition of Motel 168 International Holdings Limited for an acquisition price of $470 million. Please provide to us your significance tests pursuant to Rule 1-02(w) and Rule 3-05 of Regulation S-X regarding such acquisition, or tell us why such tests were not performed and the basis for your conclusion.

In response to the Staff’s comment, the Company respectfully advises that it has performed significance tests regarding the acquisition of Motel 168 International Holding Limited (“Motel 168”) pursuant to Rule 1-02(w) and Rule 3-05 of Regulation S-X, and has determined that the significance under the investment test is 54%, which yields the greatest level of significance among the investment test, asset test, and income test.

The investment test is performed by comparing Home Inns’ investments in Motel 168 to Home Inns’ consolidated total assets as of December 31, 2010, as follows:

Investment test (RMB in millions)

Home Inns’ investments in Motel 168 *	2,869
Home Inns’ consolidated total assets as of December 31, 2010	5,286
Percentage effect	54%

*	Amount represents the fair value of consideration transferred for the acquisition, which consists of RMB 2,202 million in cash and 8,149,616 Home Inns ordinary shares valued at RMB 667 million. The fair value of the ordinary shares was measured at the quoted market price of US$12.885 as of September 30, 2011, the trading date closest to the acquisition date.

The acquisition of Motel 168 was determined to be above the 50% significance level pursuant to Rule 3-05 of Regulation S-X, and the net revenue of Motel 168 in the year ended December 31, 2010 was greater than $50 million. Consequently, the audited financial statements of Motel 168 as of and for the years ended December 31, 2008, 2009, and 2010, and the unaudited interim financial statements of Motel 168 as of September 30, 2011 were included in the Company’s registration statement filed with the SEC on May 3, 2012.

Item 5. Operating and Financial Review and Prospects, page 37

B. Liquidity and Capital Resources, page 52

Capital Expenditures, page 54

2.	We note the increasing amount of capital expenditures to meet the growth of your business. Please tell us, and disclose in future periodic filings if material, the amount of general and administrative costs capitalized for each year presented. In addition, please provide any explanation for the fluctuation of these amounts from year to year.

In response to the Staff’s comment, the Company respectfully advises that no amounts of general and administrative costs have been capitalized for any year presented.

The Company incurred increasing amounts of capital expenditures primarily in connection with acquisition of long lived assets, including leasehold improvements, furniture, and fixtures for new and existing leased and operated hotels; furniture, fixtures, and office equipment for the headquarters office; and information and operational software obtained from third parties. The Company records long lived assets at cost, including the historical purchase price and directly attributable costs incurred to bring an asset to the condition and location necessary for its intended use. Directly attributable costs generally comprise interest costs, if any, incurred during construction and installation costs. The Company does not capitalize general and administrative costs because such costs are not directly attributable to the acquisition or the construction of long lived assets.

Item 18. Financial Statements, page F-1

Notes to the Consolidated Financial Statements, page F-10

9. Intangible Assets and Unfavorable Lease, page F-27

3.	Please tell us how you have considered any fixed rate renewal options into your calculation for the fair value of unfavorable lease liabilities and the associated amortization period.

In response to the Staff’s comment, the Company respectfully advises that the terms of acquired operating lease contracts that are unfavorable relative to market terms at the acquisition date are recognized as liabilities assumed in the business combination in accordance with ASC 805-20-55-31. In measuring the fair value of liabilities associated with unfavorable operating lease contracts, the Company has specifically considered renewal options, as applicable, to determine whether such terms should be considered in the fair value measurement. No acquired lease contracts contain fixed rate renewal options. The renewal options are not considered in measuring the liabilities associated with unfavorable contracts and the associated amortization period because the terms for renewals are negotiable and the Company is not economically motivated to renew unfavorable lease contracts.

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions or comments regarding the Company’s Form 20-F for the fiscal year ended December 31, 2011, please contact me at +86 21 3401 9898 x1007 or the Company’s U.S. counsel, Z. Julie Gao of Skadden, Arps, Slate, Meagher & Flom, at +852 3740 4850. Thank you very much.

Very truly yours,

/s/ Huiping Yan
Huiping Yan
Chief Financial Officer

cc:	Z. Julie Gao, Esq., Skadden, Arps, Slate, Meagher & Flom, Hong Kong

Min Xiao, PricewaterhouseCoopers Zhong Tian CPAs Limited Company, Beijing

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